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                             June 22, 2023

       Raul Jacob
       Chief Financial Officer
       Southern Copper Corporation
       1440 East Missouri Avenue
       Suite 160
       Phoenix, AZ 85014

                                                        Re: Southern Copper
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-14066

       Dear Raul Jacob:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022 filed February 28, 2023

       Item 2. Properties
       Individual Property Disclosure, page 37

   1. For each of your material properties identified under this section, please disclose the location, accurate to
within one mile, using an easily recognizable coordinate system, as required by Item
1304(b)(1)(i) of Regulation S-K.
   2. For each of your material properties identified under this section, please ensure the metallurgical recovery
factor and the cut-off grade are disclosed with the mineral resource table and the mineral
reserve table, as required by Item 1304(d)1 of Regulation S-K. In this regard we note the
Buenavista, La Caridad, Pilares, Pilar, Charcas, Santa Barbara, and
                                                        San Martin mineral
resource and/or mineral reserve tables are missing one or both of these items.
 Raul Jacob
Southern Copper Corporation
June 22, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



FirstName LastNameRaul Jacob                              Sincerely,
Comapany NameSouthern Copper Corporation
                                                          Division of
Corporation Finance
June 22, 2023 Page 2                                      Office of Energy &
Transportation
FirstName LastName